    As filed with the Securities and Exchange Commission on January 5, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                AMENDMENT NO. 3
                               (Final Amendment)
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                      Objective Systems Integrators, Inc.
                       (Name of Subject Company (Issuer))
                            Tahoe Acquisition Corp.
                           Agilent Technologies, Inc.
                           (Names of Filing Persons)

                                ---------------

                                 COMMON STOCK,
                                $.001 PAR VALUE
                         (Title of Class of Securities)

                                ---------------

                                  674424-10-6
                     (CUSIP Number of Class of Securities)

                                ---------------

                            D. Craig Nordlund, Esq.
              Senior Vice President, General Counsel and Secretary
                           Agilent Technologies, Inc.
                               395 Page Mill Road
                        Palo Alto, California 94303-0870
                                 (650) 752-5000
           (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                ---------------

                                with a copy to:
                             Larry W. Sonsini, Esq.
                             John T. Sheridan, Esq.
                            Steve L. Camahort, Esq.
                            Robert D. Sanchez, Esq.
           Wilson Sonsini Goodrich & Rosati, Professional Corporation
                               650 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 493-9300

                                ---------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
            Transactions valuation (1)                            Amount of Filing Fee
--------------------------------------------------------------------------------------
                   $707,420,410                                         $141,484
--------------------------------------------------------------------------------------

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(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 39,854,671 shares of Common Stock of Objective Systems Integrators, Inc. at the tender offer price of $17.75 per share of Common Stock.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 as amended, equals 1/50 of 1% of the transaction value.

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--------------------------------------------------------------------------------

[X]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $141,484
   Form or Registration No.: Schedule TO
   Filing Party: Agilent Technologies, Inc.
   Date Filed: December 6, 2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[_]Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:

   This Amendment No. 3 (Final Amendment) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on December 6, 2000, as amended by Amendment No. 1 to the Schedule TO, filed with the SEC on December 26, 2000, and Amendment No. 2 to the Schedule TO, filed with the SEC on January 3, 2001, relating to the commencement by Tahoe Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agilent Technologies, Inc., a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, $0.001 par value ("Common Stock" or "Shares"), of Objective Systems Integrators, Inc., a Delaware corporation (the "Company"), at a price of $17.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Capitalized terms used and not otherwise defined herein shall have meanings assigned to such terms in the Offer to Purchase or the Schedule TO.

Item 1. Summary Term Sheet

   Item 1 is hereby amended and supplemented to add the following:

   The Offer expired at 12:00 midnight, New York City time, on Thursday, January 4, 2001.

Item 2. Subject Company Information

   Not modified.

Item 3. Identity and Background of Filing Person

   Not modified.

Item 4. Terms of the Transaction

   Not modified.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

   Not modified.

Item 6. Purposes of the Transaction and Plans or Proposals

   Item 6 is hereby amended and supplemented to add the following:

   The Purchaser and the Company (i) have applied to the Nasdaq for the Shares to be delisted from the Nasdaq National Market and (ii) have taken measures to cause the termination of the registration of the Shares under the Exchange Act. Purchaser will acquire the remaining Shares of the Company pursuant to the Merger.


Item 7. Source and Amount of Funds

   Not modified.

Item 8. Interest in Securities of the Subject Company

   Item 8 is hereby amended and supplemented to add the following:

   As of the time the Offer expired, Purchaser owns in excess of 37.5 million Shares, which represents approximately 97.5% of the outstanding Shares. The Shares tendered include approximately 1.0 million Shares tendered pursuant to Notices of Guaranteed Delivery. The information contained in Parent's and Company's press release dated January 5, 2001, a copy of which is filed herewith as Exhibit (d)(13), is incorporated by reference herein.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

   Not modified.

Item 10. Financial Statements

   Not modified.

Item 11. Certain Legal Matters

   Not modified.

Item 12. Exhibits

   The following are attached as exhibits to this Schedule TO:

 Exhibit
 Number                           Exhibit Description
 -------                          -------------------
 (a)(1)* Offer to Purchase
 (a)(2)* Letter of Transmittal
 (a)(3)* Notice of Guaranteed Delivery
 (a)(4)* Guidelines for Certification of Taxpayer Identification Number on
          Substitute Form W-9
 (a)(5)* Letter to brokers, dealers, commercial banks, trust companies and other nominees
 (a)(6)* Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
 (a)(7)* Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal
 (a)(8)* Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on
          November 27, 2000)

 Exhibit
  Number                           Exhibit Description
 -------                           -------------------
 (a)(9)*  Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on
           December 4, 2000)
 (a)(10)* Press release issued by Parent and Company on December 26, 2000
 (b)      None
 (d)(1)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December
           4, 2000)
 (d)(2)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
           certain stockholders of Objective Systems Integrators, Inc.
           (incorporated by reference to Exhibit 99.1(B) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(3)*  Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
           Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix
           and Jim Olsen, dated December 4, 2000
 (d)(4)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December
           4, 2000)
 (d)(5)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
           certain stockholders of Objective Systems Integrators, Inc.
           (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(6)*  Offer Letters from Agilent Technologies, Inc. to each of Dan Line,
           Jeffrey Boone and Lawrence Fiore
 (d)(7)*  364-Day Credit Agreement with Salomon Smith Barney as lead arranger and sole book manager (incorporated by reference to Exhibit 2.15 of the Parent's Registration Statement on Form S-1)
 (d)(8)*  Five Year Credit Agreement with Citicorp USA, Inc. as Administrative
           Agent (incorporated by reference to Exhibit 2.16 of the Parent's
           Registration Statement on Form S-1)
 (d)(9)*  Fixed Rate Promissory Note with Chase Manhattan Bank dated December
           21, 2000
 (d)(10)* 364-Day Credit Agreement with Citicorp USA as Agent, dated January 2,
           2001
 (d)(11)* Amended and Restated 364-Day Credit Agreement with Salomon Smith
           Barney as Lead Arranger and Sole Book Manager
 (d)(12)* Press Release issued by Parent and Company on January 3, 2000
           (incorporated by reference to Exhibit (a)(1)(j) of the Schedule 14D-
           9 filed by the Company on December 6, 2000)
 (d)(13)  Press Release issued by Parent and Company on January 5, 2000
 (g)      None
 (h)      None

--------
*Previously filed

Item 13. Information Required by Schedule 13e-3

   Not modified.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          TAHOE ACQUISITION CORP.

                                                   /s/ Marie Oh Huber
                                          By: _________________________________
                                            Name: Marie Oh Huber
                                            Title:Vice President, Assistant
                                                  General Counsel and
                                                  Assistant Secretary

                                          AGILENT TECHNOLOGIES, INC.

                                                   /s/ Marie Oh Huber
                                          By: _________________________________
                                            Name: Marie Oh Huber
                                            Title:Vice President, Assistant
                                                  General Counsel and
                                                  Assistant Secretary

   January 5, 2001

                                 EXHIBIT INDEX

 Exhibit
  Number                           Exhibit Description
 -------                           -------------------
 (a)(1)*  Offer to Purchase
 (a)(2)*  Letter of Transmittal
 (a)(3)*  Notice of Guaranteed Delivery
 (a)(4)*  Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9
 (a)(5)*  Letter to brokers, dealers, commercial banks, trust companies and other nominees
 (a)(6)*  Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
 (a)(7)*  Summary newspaper advertisement, dated December 6, 2000, as published in The Wall Street Journal
 (a)(8)*  Press release issued by Parent on November 27, 2000 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent on
           November 27, 2000)
 (a)(9)*  Presentation to analysts on November 27, 2000 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent on
           December 4, 2000)
 (a)(10)* Press release issued by Parent and Company on December 26, 2000
 (b)      None
 (d)(1)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December
           4, 2000)
 (d)(2)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
           certain stockholders of Objective Systems Integrators, Inc.
           (incorporated by reference to Exhibit 99.1(B) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(3)*  Offer Letters from Agilent Technologies, Inc. to each of Jeffrey
           Boone, Philip Cardman, Lawrence Fiore, Roger Hosier, Bud Mullanix
           and Jim Olsen, dated December 4, 2000
 (d)(4)*  Agreement and Plan of Merger, dated as of November 24, 2000, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December
           4, 2000)
 (d)(5)*  Tender and Voting Agreement, dated as of November 24, 2000, by and among Parent, Merger Sub, Objective Systems Integrators, Inc. and
           certain stockholders of Objective Systems Integrators, Inc.
           (incorporated by reference to Exhibit 99.1(A) of the Schedule 13D filed by Parent on December 4, 2000)
 (d)(6)*  Offer Letters from Agilent Technologies, Inc. to each of Dan Line,
           Jeffrey Boone and Lawrence Fiore
 (d)(7)*  364-Day Credit Agreement with Salomon Smith Barney as lead arranger and sole book manager (incorporated by reference to Exhibit 2.15 of the Parent's Registration Statement on Form S-1)
 (d)(8)*  Five Year Credit Agreement with Citicorp USA, Inc. as Administrative
           Agent (incorporated by reference to Exhibit 2.16 of the Parent's
           Registration Statement on Form S-1)
 (d)(9)*  Fixed Rate Promissory Note with Chase Manhattan Bank dated December
           21, 2000
 (d)(10)* 364-Day Credit Agreement with Citicorp USA as Agent, dated January 2,
           2001
 (d)(11)* Amended and Restated 364-Day Credit Agreement with Salomon Smith
           Barney as Lead Arranger and Sole Book Manager
 (d)(12)* Press Release issued by Parent and Company on January 3, 2000
           (incorporated by reference to Exhibit (a)(1)(j) of the Schedule 14D-
           9 filed by the Company on December 6, 2000)
 (d)(13)  Press Release issued by Parent and Company on January 5, 2000
 (g)      None
 (h)      None

--------
*Previously filed